October 4, 2007

Donald F. Delaney                                                                                                                 VIA EDGAR AND
United States Securities and                                                                                                VIA FAX AT (202) 772-9368
Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Telephone: (202) 551-3863
Fax: (202) 772-9368

Re:           Siberian Energy Group Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 333-118902

Dear Mr. Delaney:

Siberian Energy Group Inc. (“we” and “us”) have received your letter dated September 25, 2007 (the “Letter”), relating to our Form 10-KSB for the fiscal year ended December 31, 2006, which requested that we answer your questions and comments within 10 days of the date of the Letter.  Unfortunately, due to previously arranged travelling commitments and scheduling conflicts between our officers and our independent auditor, we have been unable to devote the required amount of time to the questions posed in your Letter.  As such, we respectfully ask that we have an extension until October 20, 2007, to allow us sufficient time to address the questions and comments contained in your Letter.

Yours very truly,

SIBERIAN ENERGY GROUP INC.

/S/ David Zaikin
David Zaikin
Chief Executive Officer

          275 Madison Ave., 6th Floor· New York, NY  10016· 212-828-3011· www.siberianenergy.com